

CRIIMI MAE

11200 Rockville Pike, Suite 400
Rockville, Maryland 20852
301-255-4700

April 7, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. John P. Nolan, Accounting Branch Chief, Mail Stop 0408
    Mr. Edwin Adames, Senior Staff Accountant, Mail Stop 0408

RE: American Insured Mortgage Investors – Series 85, L.P.
    File No. 001-11059
    Form 10-K Filed March 8, 2005
    Response to Comment Letter dated March 25, 2005

Dear Mr. Nolan and Mr. Adames,

We hereby submit a response to the Staff's Comment Letter to American Insured
Mortgage Investors – Series 85, L.P. ("AIM 85" or the "Partnership") dated March 25,
2005 (the "Comment Letter"). The responses set forth below correspond to the numbered
comments of the Staff in its Comment Letter.

Form 10-K for the Year ended December 31, 2004

Note 3. Fair Value of Financial Instruments – Page 31

**We refer to the statement that the fair values of the FHA-Insured Certificates and
GNMA Mortgage-Backed Securities *are priced internally*. In this regard, please
provide us with the following information:**

1. **Tell us supplementally and disclose in future filings the reasons why you use
    internally developed pricing methodologies to determine the fair value of these
    securities. Explain why you are unable to use publicly reported market sales
    prices or bid-and-ask quotations to estimate the fair value of these securities.
    Refer in your response to paragraph 3 of SFAS 115.**

    While SFAS 115 applies to equity securities only if they have a readily determinable
    fair value, paragraph 3 is clear that SFAS 115 applies to *all* investments in debt
    securities. The Partnership's Insured Mortgages meet the definition of debt securities
    as defined in paragraph 137 of SFAS 115 and, therefore, are subject to SFAS 115.
    Please see the discussion in AIM 85's Form 10-K at Note 2 – Significant Accounting
    Policies, Investment in Insured Mortgages for a description of the FHA-Insured

Certificates and GNMA Mortgage-Backed Securities ("Insured Mortgages") held by the Partnership.

The following paragraphs clarify how the Partnership estimates the fair values of its investments in Insured Mortgages. The Partnership expects to include the following disclosure in its "Fair Value of Financial Instruments" in future SEC filings.

> There is an active market for *new issuances* of FHA-Insured Certificates and GNMA Mortgage-Backed Securities ("Insured Mortgages"). However, the Partnership's Insured Mortgages are not comparable to such new issuances due to their age and characteristics of their prepayment penalties. Accordingly, the Partnership internally develops fair value estimates for these securities, as described below.

> The Partnership's fair value estimates for its Insured Mortgages are based on available market information, certain third party information and management's estimates. The Partnership compares the interest rates on each of its Insured Mortgages to the applicable U.S. Treasury rate for a security with a comparable maturity plus a spread to determine an approximate market level interest rate relative to each of its Insured Mortgages and considers prepayment lockouts and penalties in determining the fair value of its Insured Mortgages. In general, the Partnership's Insured Mortgages have relatively high coupon rates compared to current U.S. Treasury rates and low, if any, prepayment penalties. Accordingly, most of the Partnership's Insured Mortgages are valued close to par. Insured Mortgages that have some remaining prepayment penalties are valued to include the prepayment penalty likely to be paid in the event of prepayment. These assumptions are similar to information provided by a third party and provide prices that are consistent with prices received in sales of certain of the Partnership's Insured Mortgages. The Partnership believes that its valuation methodology is reasonable for determining estimated fair values of the Partnership's Insured Mortgages and, due to the nature of these Insured Mortgages, another valuation methodology would not result in values materially different from the values utilized by the Partnership which generally approximate their par values.

2. **Explain supplementally and discuss in the "Critical Accounting Policies" section of Management's Discussion and Analysis in future filings:**

   - **The impact of using internally developed assumptions to determine the fair values in your assessment of other-than-temporary impairment to these securities.**

   - **How the use of other valuation methodologies to determine fair value might affect your impairment analysis.**

As explained above, the Partnership does not rely solely on internally developed assumptions to determine the fair values of its Insured Mortgages. The estimated fair values of the Partnership's Insured Mortgages are based on available market information, certain third party information and management's estimates. Furthermore, the Partnership's valuation method currently results in most of its Insured Mortgages being valued closed to par. As these Insured Mortgages have relatively high coupon rates compared to the U.S. Treasury rate for securities with comparable maturities, they would most likely be valued at a premium above par except for the fact that most of them no longer have prepayment lockouts and can be prepaid at any time for a low, if any, penalty. Accordingly, we believe it is unlikely that an alternative valuation method would result in any materially different amounts for the estimated fair values of the Partnership's Insured Mortgages or the related impairment analysis.

The Partnership expects to include the following disclosure in the "Critical Accounting Policies" section of Management's Discussion and Analysis in future filings:

> Fair Value of Insured Mortgages - The Partnership's fair value estimates for its Insured Mortgages are based on available market information, certain third party information and management's estimates. The Partnership compares the interest rates on each of its Insured Mortgages to the applicable U.S. Treasury rate for a security with a comparable maturity plus a spread to determine an approximate market level interest rate relative to each of its Insured Mortgages and considers prepayment lockouts and penalties in determining the fair value of its Insured Mortgages. In general, the Partnership's Insured Mortgages have relatively high coupon rates compared to current U.S. Treasury rates and low, if any, prepayment penalties. Accordingly, most of the Partnership's Insured Mortgages are valued close to par. Insured Mortgages that have some remaining prepayment penalties are valued to include the prepayment penalty likely to be paid in the event of prepayment. These assumptions are similar to information provided by a third party and provide prices that are consistent with prices received in sales of certain of the Partnership's Insured Mortgages. The Partnership believes that its valuation methodology is reasonable for determining estimated fair values of the Partnership's Insured Mortgages and, due to the nature of these Insured Mortgages, another valuation methodology would not result in values materially different from the values utilized by the Partnership which generally approximate their par values.

> The Partnership assesses each Insured Mortgage for other-than-temporary impairment when the fair value of an Insured Mortgage declines below amortized cost. Any such decline is considered other-than-temporary unless

the Partnership has the ability and intent to hold the Insured Mortgage for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and evidence indicating that the cost of the Insured Mortgage is recoverable within a reasonable period of time outweighs evidence to the contrary. If an other-than-temporary impairment is determined to exist, such impairment is measured by comparing the estimated fair value of the related Insured Mortgage to its current amortized cost basis, with the difference recognized as a loss in the income statement. The Partnership did not recognize an impairment loss on its Insured Mortgages during the years ended December 31, 2004, 2003 and 2002.

In connection with our responses to your comments, we acknowledge that:

- AIM 85 is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- AIM 85 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this letter is responsive to the Staff's comments. If there is anything further we can do to help you in your response to this letter or otherwise expedite your review, please do not hesitate to call me.

Sincerely,



Cynthia O. Azzara
Executive Vice President and Chief Financial Officer
CRIIMI, Inc., General Partner of American Insured Mortgage Investors – Series 85, L.P.